Mail Stop 6010

September 27, 2007

Earl L. Yager, Chief Executive Officer
CHAD Therapeutics, Inc.
21622 Plummer Street
Chatsworth, California 91311

Via U S Mail and FAX [(818) 407-8148]

  Re: **CHAD Therapeutics, Inc.**
     Form 10-K for the fiscal year ended March 31, 2007
      And Amendment No. 1
     Form 10-Q for the quarter ended June 30, 2007
     File No. 1-12214

Dear Mr. Yager:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K as of March 31, 2007, as amended</u>

<u>Financial Statements, beginning on page 2</u>

<u>Note 11. Quarterly Financial Data, page 10</u>

1.   We see the significant loss recognized in the fourth quarter of fiscal 2007. In future filings please expand the quarterly financial data presentation to disclose aggregate effect and the nature of year-end or other adjustments which are material to the results of the fourth quarter. Refer to Item 302(A) to Regulation S-K for guidance.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 13</u>

<u>Significant Accounting Policies, page 17</u>

<u>Intangible and long-lived assets</u>

2.   We see the significance of intangible assets to your balance sheet. We also see that you report declining sales, decreasing margins and increasing losses as result of various factors described in your filing. We further see that you provided a full valuation allowance for deferred tax assets in 2007. In future filings please expand to further explain why you believe the carrying amount of your intangible assets is recoverable. In that regard please address:

- How you determine the fair value of intangible assets, including specific models, methods and assumptions,
- How you selected the models, methods and assumptions, including why you believe you have made appropriate choices
- The nature and extent of management estimates and subjective judgments inherent to the impairment testing process, including discussion of the susceptibility of those estimates and judgments to change.

In a written response, please fully explain to us why you believe the carrying amount of intangible assets is recoverable as of March 31, 2007 and as of June 30, 2007. Your response should demonstrate that you have performed appropriate testing under SFAS 144. Please also describe any differences in estimated future cash flows used in testing intangible assets from those used for other purposes, such as used in assessing the recoverability of deferred tax assets.

3.   Please tell us and disclose in future filings why you believe you have selected appropriate useful lives for intangible assets. The response and expanded future disclosure should more fully explain how you have considered the guidance from paragraph 11 to SFAS 142. Also address how you considered the uncertainties described in your filing and your recent financial performance in reassessing the appropriateness of the assigned lives under paragraph 14 to SFAS 142.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Earl L. Yager
CHAD Therapeutics, Inc.
September 27, 2007
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerely,

Gary R. Todd
Reviewing Accountant